UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

December 5, 2005

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Notice of interim dividend	2

EXHIBIT 1

Santiago, December 5, 2005

Rol S.V.S. No. 4272

MATERIAL FACT

Mr. Alejandro Ferreiro Yazigi

Superintence of Securities and Insurances

Re.: Notice of distribution of interim dividends

Dear Sir:

In accordance with Article No. 9 and 10 and Clause No. 2 of the Chilean Securities Act No. 18,045 and with Communication No. 660 of said Superintendence, we hereby inform you as a Material Fact, the following:

In the Ordinary Board Meeting held on December 2, 2005, the Board of Directors of AES Gener S.A., agreed to distribute an amount in Pesos equivalent to US$25,000,000 to be charged to the earnings of fiscal year 2005, through the distribution of an interim dividend in Pesos equivalent to US$0.00391 per share.

 The observed dollar exchange rate ("Dolar Observado"), to be published on December 20, 2005, shall be applied in order to determine the amount in Pesos of the hereof dividend.

In addition, we hereby inform that said interim dividend shall be paid as of December 26, 2005, in the offices of Servicios Corporativos SerCor S.A., located at Av. El Golf 140, 1st Floor, Las Condes, Santiago.

As a general rule, payments shall be made by check or promissory note in the name of the title-holder, previous identification of the shareholder with his/her ID card, at the offices mentioned in the previous paragraph.

Without detriment to the hereinabove, to shareholders who have previously requested so in writing, dividends shall be deposited in their checking or savings accounts; a nominative promissory note shall be given to them at any Banco de Credito e Inversiones branch; or, a nominative promissory note for the dividend amount shall be sent by regular mail to their domicile; all of which on the same date settled for the distribution.

Shareholders wishing to collect through their legal representatives shall render a notarized power of attorney.

Shareholders registered in the Shareholders Registry up to 5 business days before the date of payment, therefore as of December 20, 2005, shall have the right to this dividend.

Finally, we hereby enclose Form No. 1 regarding dividends distribution.

This communication is sent in compliance with that stated in Communication No. 660 of said Superintendence.

Cordially,

Luis Felipe Ceron Ceron

Chief Executive Officer

AES Gener S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	December 5, 2005	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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